DLA Piper LLP (US)
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San Francisco, California 94105
www.dlapiper.com

June 7, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell and Jay Ingram

Re:	Parabellum Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 21, 2021

File No. 333-254763

Dear Ms. Purnell and Mr. Ingram:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Parabellum Acquisition Corp. (the “Company”), by your letter dated June 3, 2021 (the “Comment Letter”), regarding the above-referenced filing (collectively, the “Registration Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, the Company will file Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits and adding exhibits to the Registration Statement.

Comment 1. We note that the auditor’s report on page F-2 includes a dual-date of May 21, 2021 for the discussions regarding accounting for warrants in Notes 2 and 8 and subsequent events in Note 9. In this regard, please address the following:

•	It appears that your subsequent events footnote has not been revised to include any disclosures regarding your accounting for warrants. Please revise your disclosures to correct this inconsistency; and

•	The dual date of May 21, 2021 appears to represent the revised date that your financial statements were issued. Please revise your subsequent events footnote to reflect that management evaluated subsequent events through May 21, 2021 rather than March 26, 2021.

Refer to ASC 855-10-25-1A, 855-10-50-4 and 855-10-S99-2.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested on pages F-15 – F-16 of the Amended Registration Statement.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey Selman

Jeffrey Selman

cc: Narbeh Derhacobian

Enclosures